Exhibit 10.1

May 9, 2017

Mr. Dermot Halpin

Re:  Amended and Restated Offer of Employment

Dear Dermot:

In connection with your promotion to the position of President, Vacation Rentals and Attractions of TripAdvisor, LLC (the “Company”), this Amended and Restated Offer of Employment (“Offer Letter”) amends and restates your offer letter dated February 15, 2016, as it may have been amended from time to time thereafter (the “Prior Offer Letter”), and sets forth the terms and conditions of your continued employment with the Company. This offer may be accepted by countersigning where indicated at the end of this Offer Letter.

1.	Duties and Extent of Service

As President, Vacation Rentals and Attractions you will have responsibility for performing those duties as are customary for, and are consistent with, such position, as well as those duties as the Company may from time to time designate (consistent with your role). You shall report directly to the Company’s Chief Executive Officer and your principal place of employment shall be the Company’s offices located in Needham, Massachusetts.  You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein which may be adopted from time to time by the Company.  You will be expected to devote your full business time and effort to the business and affairs of the Company.  Notwithstanding the foregoing, you may serve as a board member or consultant of Ding.com.

2.	Compensation

In consideration of your continued employment with the Company, effective as of May 9, 2017 (the “Effective Date”), the Company will pay you a base salary of $430,000, which equates to approximately $16,538 bi-weekly, representing payment for all hours worked by you for the Company, less applicable taxes and withholding, payable in accordance with the Company’s standard payroll practices.  You will, for each calendar year, also be eligible to receive an annual discretionary bonus targeted at 75% of your base salary for the applicable year, subject to meeting individual and Company objectives, as determined by the Compensation Committee of the Board of Directors of TripAdvisor, Inc., a Delaware corporation (“TripAdvisor”) in its sole discretion.  Such annual bonuses will be paid to you at the same time that bonuses are paid to other Company executives. If you are expected to be a “covered employee” in any given year for purposes of Section 162(m) of the Code, the annual bonus will be determined by the Compensation Committee in its sole discretion, and will be based on such criteria (i) as are approved in advance by such Compensation Committee and (ii) that are designed in a manner such that the annual bonus will be treated as “qualified performance-based compensation” within the meaning of Section 162(m).

In recognition of the additional responsibilities assumed and conditioned upon your acceptance of the offer and the terms set forth in this letter, the Compensation Committee has approved and the Company will award to you a one-time grant consisting of TripAdvisor restricted stock units, or RSU’s, to be issued pursuant to TripAdvisor’s Amended and Restated 2011 Stock and Annual Incentive Plan (the “2011 Plan”), with an award value of $4,000,000 (the “RSU Award”), such RSUs vesting in three equal annual installments commencing on December 31, 2017, subject to your continued employment through each vesting date, and with such actual number of RSUs granted determined based on the award value of $4,000,000 divided by the closing price of Common Stock on the Effective Date, rounded down to the nearest whole share.  Notwithstanding anything contained herein to the contrary, in the event of your Termination of Employment without Cause during the eighteen month period commencing on the Effective Date, the vesting of 50% of the unvested RSUs issued pursuant to this RSU Award and remaining on the date of such Termination of Employment shall automatically accelerate.

Any terms not otherwise defined herein shall have the meaning ascribed to them in the 2011 Plan.

3.	Additional Benefits

You will be entitled to participate in such employee benefit plans and fringe benefits as may be offered or made available by the Company from time to time to its employees and to persons who are at the SVP level or below.  You will also be entitled to accrue paid vacation annually, based on your seniority (including prior service) in accordance with the Company’s standard policies.  The Company retains the right to amend, modify, or cancel any benefits program.  Where a particular benefit is subject to a formal plan (for example, medical insurance or 401(k)), eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document.

4.	Confidentiality, Non-Competition, Non-Solicitation and Assignment

As part of your employment with the Company, you will be exposed to, and provided with, valuable confidential and/or trade secret information concerning the Company and its present and future business plans and operations.  As a result, in order to protect the Company’s substantial investment of time and money in the creation and maintenance of its confidential information and good-will with its customers, clients, and collaborators, your promotion and continued employment is contingent upon your signing the standard Non-Disclosure, Developments and Non-Competition Agreement (the “Restrictive Covenant Agreement”) and your continued willingness to abide by its terms.  The Agreement also contains post-employment restrictive covenant provisions.  A copy is attached to this offer letter as Exhibit A.

5.	At-Will Employment; Termination Without Cause; Resignation With Good Reason

(a)Please note that this Offer Letter is not a contract of employment for any specific or minimum term and that the employment offered hereby is terminable at will.

This means that our employment relationship is voluntary and based on mutual consent.  You may resign your employment with or without Good Reason (as defined below), and the Company likewise may terminate your employment, at any time, with or without Cause (as defined in Section 1(h)(ii) of the 2011 Plan)) and with written notice.  Any prior oral or written representations to the contrary are void, and any future representations to the contrary are also void and should not be relied upon unless they are contained in a formal written employment contract signed by an officer of the Company and expressly stating the Company’s intent to modify the at-will nature of your employment.

“Good Reason” shall mean the occurrence of any of the following without your prior written consent: (A) the Company’s material breach of any material provision of this Offer Letter, (B) the material reduction in your title, duties, reporting responsibilities (provided that a change in reporting structure shall not be considered Good Reason so long as the individual you are directly reporting to has a title and job level that is higher than yours) or level of responsibilities as President, Vacation Rentals and Attractions and SVP of the Company, (C) the material reduction in your annual base salary or your total annual compensation opportunity, or (D) the relocation of your principal place of employment more than 20 miles outside the Needham, Massachusettes area, provided that in no event shall your resignation be for “Good Reason” unless (x) an event or circumstance set forth in clauses (A) through (D) shall have occurred and you provide the Company with written notice thereof within 30 days after you have knowledge of the occurrence or existence of such event or circumstance, which notice specifically identifies the event or circumstance that you believe constitutes Good Reason, (y) the Company fails to correct the circumstance or event so identified within 30 days after receipt of such notice, and (z) you resign within 90 days after the date of delivery of the notice referred to in clause (x) above.

(b)Upon a Termination of Employment (as defined in the 2011 Plan) by the Company for other than Cause, Death or Disability (as defined in the 2011 Plan), or by you for Good Reason (as defined above), then:

i.

the Company shall continue to pay you your base salary then in effect in accordance with normal payroll practices (but disregarding any reduction in base salary that constituted Good Reason) for twelve months following the date of termination (the “Salary Continuation Period”);

ii.

the Company shall pay you within 30 days of the date of such termination in a lump sum in cash the sum of (i) any portion of your accrued and earned but unpaid base salary through the date of Death or Termination of Employment; (ii) any compensation previously earned but deferred by you (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise paid at a later date pursuant to any deferred compensation arrangement of the Company to which you are a party, if any (provided, that any election made by Executive pursuant to any deferred compensation arrangement that is subject to Section 409A regarding the schedule for payment of such deferred compensation shall prevail over this Section 5 to the extent inconsistent herewith); and (iii)  any portion of Executive’s accrued but unpaid vacation pay through the date of Death or Termination of Employment (collectively, the “Accrued Obligations”).

iii.

if you are participating in the Company’s group health plan immediately prior to your Termination of Employment, then subject to your timely election and eligibility for benefits under the law known as COBRA, and any law that is the successor to COBRA, the Company shall continue to pay the employer portion of the health benefits premium until the earlier of (a) the end of the Salary Continuation Period and (b) the date you become re-employed or otherwise ineligible for COBRA;

iv.

the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the Termination of Employment occurs, any such payment to be paid (if at all) based on actual performance during the year in which termination has occurred and based on the number of days of employment during such year relative to 365 days (payable in a lump sum at the time such annual bonus would otherwise have been paid); provided that if any such termination occurs after the Compensation Committee has approved an annual cash bonus but prior to the payment thereof, the Company shall pay Executive such approved bonus amount, to be paid in the ordinary course with other senior executives of the Company;

v.

any Awards (as defined in the 2011 Plan) that are outstanding and unvested at the time of such termination but which would, but for a Termination of Employment, have vested during the 12 months following such termination (such period, the “Equity Acceleration Period”) shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) as of the date of such Termination of Employment; provided that any outstanding Award with a vesting schedule that would, but for a Termination of Employment, have resulted in a smaller percentage (or none) of the Award being vested through the end of such Equity Acceleration Period than if it vested annually pro rata over its vesting period shall, for purposes of this provision, be treated as though it vested annually pro rata over its vesting period (e.g., if 100 RSUs were granted 2.7 years prior to the date of the termination and vested pro rata on each of the first five anniversaries of the grant date and 100 RSUs were granted 1.7 years prior to the date of termination and vested 100% on the fifth anniversary of the grant date, then on the date of termination 20 RSUs from the first award and 40 RSUs from the second award would vest and settle); provided further that any amount that would vest under this provision but for the fact that outstanding performance conditions have not been satisfied shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) only if, and at such point as, such performance conditions are satisfied; and provided further that if any Awards made subsequent to the Effective Date of this Agreement specifies a more favorable post-termination vesting schedule for such equity, the terms of the award agreement for such Award shall govern; and

vi.

any then vested Options (as defined in the 2011 Plan) of Executive (including Options vesting as a result of (v) above) to purchase TripAdvisor equity, shall remain exercisable through the date that is 18 months following the date of such termination or, if earlier, through the scheduled expiration date of such Options.

(c)The payment to you of the severance pay or benefits described in this section is contingent upon you signing and not revoking a separation agreement and general release of the Company and its affiliates in a form substantially similar to that used for senior executives of the Company (the “Release”), and your compliance with the restrictive covenants set forth in this section (other than any non-compliance that is immaterial, does not result in harm to the Company or its affiliates, and, if curable, is cured by you promptly after receipt of notice thereof given by the Company). The Release shall be delivered by the Company to you within ten (10) days following the date of your Termination of Employment and must become effective no later than sixty (60) days following your Termination of Employment or such earlier date required by the Release (such deadline, the “Release Deadline”). If the Release does not become effective by the Release Deadline, you will forfeit any rights to severance. In no event will severance payments or benefits (other than any Accrued Obligations) be paid or provided until the Release becomes effective and irrevocable but in no event shall you forfeit Awards that had vested through the date of Termination of Employment other than the Awards for which the vesting was accelerated pursuant to this offer letter.  Upon the Release becoming effective and irrevocable, any payments delayed from the date of Termination of Employment through the effective date of the Release will be payable in a lump sum without interest as soon as administratively practicable after the Release Deadline and all other amounts will be payable in accordance with the payment schedule applicable to each payment or benefit. In the event the termination occurs at a time during the calendar year where the Release could become effective in the calendar year following the calendar year in which termination occurs, then any severance payments or benefits will commence to be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or, if later, the Release Deadline.  You acknowledge and agree that the Company’s payment of severance pay and benefits (except Accrued Obligations) constitutes good and valuable consideration for such Release.

If you obtain other employment during the Salary Continuation Period, any payments (other than Accrued Obligations) to be made to you under Section 5 after the date such employment is secured shall be offset by the amount of any cash compensation earned by you from such employment during the Salary Continuation Period. For purposes of this Section 5, you shall have an obligation to inform the Company regarding your employment status following termination and during the Salary Continuation Period, but shall have no affirmative duty to seek alternate employment.

(e)All forms of compensation referred to in this Offer Letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

6.	Governing Law; Waiver of Jury Trial

This Offer Letter and all matters or issues related hereto shall be governed by and construed under the laws of the Commonwealth of Massachusetts, without reference to principles of conflicts of laws.  Any and all disputes between the parties which may arise pursuant to this letter will be heard and determined before an appropriate federal court in Massachusetts, or, if not maintainable therein, then in an appropriate Massachusetts state court.  The parties acknowledge that such courts have jurisdiction to interpret and enforce the provisions of this letter, and the parties consent to, and waive any and all objections that they may have as to, personal jurisdiction and/or venue in such courts.  EACH PARTY HEREBY WAIVES ANY RIGHT TO A JURY TRIAL.

7.	Entire Agreement; Amendment

This Offer Letter and the Restrictive Covenant Agreement sets  forth the sole and entire agreement and understanding between the Company and you with respect to the specific matters contemplated and addressed herein and supersedes and replaces the Prior Offer Letters.  No prior agreement, whether written or oral shall be construed to change or affect the operation of this Offer Letter in accordance with its terms, and any provision of any such prior agreement which conflicts with or contradicts any provision of this Offer Letter is hereby revoked and superseded.  In the event of any conflict in terms between this Offer Letter and any other agreement between you and the Company or any Company plan or policy, the terms of this Offer Letter shall prevail and govern.

8.Compliance with Section 409A.

It is the intent of the Company that all amounts payable to you pursuant to this Offer Letter, including without limitation amounts payable under Section 5, be paid in a manner that satisfies the requirements of Section 409A, to the extent applicable, and to the maximum extent possible this Offer Letter shall be so interpreted. Without limiting the foregoing:

(a)Each installment of severance benefits paid pursuant to Section 5 (the “Severance Benefits”) shall constitute a separate “payment” for purposes of Section 409A. For purposes of this Agreement, the term “Section 409A Payment” shall mean: (i) each Severance Benefit that is paid after the later of March 15 of the calendar year following the year in which the date of Termination of Employment occurs or the fifteenth day of the third month following the end of the Company’s fiscal year in which the Termination of Employment occurs, but only to the extent that such Severance Benefit, when added to the sum of all Severance Benefits paid after such date, exceeds two times the lesser of your base salary at the end of the year preceding the year in which the Termination of Employment occurs or the dollar limitation in effect under Section 401(a)(17) of the Internal Revenue Code in the year in which the Termination of Employment occurs, and (ii) any other payment that the Company determines in good faith constitutes a payment of deferred compensation subject to Section 409A.

(b)If you are a “specified employee” as defined in Section 409A at the time of the your Termination of Employment, then no Section 409A Payments shall be paid to you until the first business day that is more than six months following the Termination of Employment, and all Section 409A Payments that would otherwise have been paid prior to such date shall be paid on such date, without interest, in a lump sum.

(c)No Section 409A Payment shall be paid at a time other than the time specified herein, whether by amendment to the Offer Letter or otherwise, and no amount shall be paid in substitution for any Section 409A Payment if such amount is paid at a different time than the Section 409A Payment would have been paid, except as permitted by Section 409A.

(d)If any termination of employment occurs that does not constitute a separation from service as defined in Section 409A, then any Section 409A Payment that becomes payable by reason of such Termination of Employment shall not be paid until you incur a separation from service as defined in Section 409A.

* * * *

This Offer Letter may be amended or terminated only by a written instrument executed both by you and the Company.

Please acknowledge your acceptance of this offer and the terms of this offer letter by signing below and returning a copy to me.

Sincerely,

TRIPADVISOR LLC

By:	/s/ Seth J. Kalvert
Name:	Seth J. Kalvert
Title:	SVP, General Counsel and Secretary

I hereby acknowledge that I have had a full and adequate opportunity to read, understand and discuss the terms and conditions contained in this offer letter prior to signing hereunder.

/s/ Dermot Halpin
DERMOT HALPIN

Date:	May 9, 2017